Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 30, 2019 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated May 15, 2019. Out of the Company’s ten directors, nine directors attended the Meeting in person, including Wang Bin, chairman and executive director of the Company; Xu Haifeng, executive director of the Company; Yuan Changqing, Liu Huimin and Yin Zhaojun, non-executive directors of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Su Hengxuan, an executive director of the Company, was on leave for other business and authorized in writing, Xu Haifeng, an executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on Nominating Mr. Zhan Zhong as a Vice President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Zhan Zhong as a vice president of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Mr. Zhan Zhong.

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal on Nominating Ms. Yang Hong as a Vice President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Yang Hong as a vice president of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Ms. Yang Hong.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on Nominating the Directors and Supervisors of China life Pension Company Limited

Voting result: 10 for, 0 against, with no abstention

4.	The Proposal on Investment in and Establishment of Shenzhen China Life Outpatient Department Co., Ltd.

Voting result: 10 for, 0 against, with no abstention

5.	The Proposal on Nominating the Directors, Supervisors and Senior Management of Shenzhen China Life Outpatient Department Co., Ltd.

Voting result: 10 for, 0 against, with no abstention

6.	The Proposal on the Asset and Liability Management Report of the Company for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

7.	The Proposal on the Solvency Stress Testing Report for the Year of 2018 and Capital Planning for the Next Five Years

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 30, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Zhan Zhong

Mr. Zhan Zhong, born in April 1968, became the Marketing Director of the Company in August 2017. He served as an Employee Representative Supervisor of the Company from July 2015 to August 2017. He served as the General Manager of the Individual Insurance Division of the Company from July 2014. Mr. Zhan has been the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Division of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of the Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of the Chengdu Branch, and the Deputy General Manager of the Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Commission File Number 001-31914

Annex

Biography of Ms. Yang Hong

Ms. Yang, born in February 1967, became the Operation Director of the Company in March 2018. She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

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